UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 5, 2008
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant on, and dated, August 5, 2008, and entitled “Nova Announces 2008 Second Quarter Results”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: August 5, 2008

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 2008 SECOND QUARTER RESULTS

Rehovot, Israel – August 5, 2008 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2008 second quarter financial results.

Highlights for the Second Quarter of 2008

—	Total revenues of $11.1 million

—	Gross margin of 39%; Improvement in services gross margins

—	Non-GAAP net loss of $0.5 million, or $0.02 per share; GAAP net loss of $1.3 million, or $0.07 per share (including $0.6 million final non-cash impairment charge related to Hypernex acquisition)

—	Final acceptance of Stand Alone Optical CD systems at two different Fabs in the Asia Pacific region

—	Placement of additional two Stand Alone Optical CD evaluation systems in the Asia Pacific and Japan regions

2008 Second Quarter Results

Total revenues for the second quarter of 2008 were $11.1 million, a decrease of 25% relative to the second quarter of 2007, and a decrease of 13% relative to the first quarter of 2008.

Gross margin for the second quarter of 2008 was 39%, compared with 46% in the second quarter of 2007, and compared with 40% in the first quarter of 2008. Gross margins declined mainly as a result of the lower product revenues.

Operating expenses in the second quarter of 2008 were $5.7 million, compared with $5.9 million in the second quarter of 2007, and $5.3 million in the first quarter of 2008. Operating expenses for the second quarter of 2008 included $0.6 million final non-cash impairment charge related to its Hypernex acquisition.

On a GAAP basis, the company reported $1.3 million net loss in the second quarter of 2008, or $0.07 per share. This compares to a net income of $1.1 million, or $0.05 per diluted share, for the second quarter of 2007, and breakeven results for the first quarter of 2008.

On a non-GAAP basis, which excludes stock-based compensation, amortization of intangibles and impairment charges, the company reported net loss of $0.5 million, or $0.02 per share, for the second quarter of 2008. This compares with a non-GAAP net income of $1.4 million, or $0.07 per diluted share, in the second quarter of 2007, and a non-GAAP net income of $0.2 million, or $0.01 per diluted share, in the first quarter of 2008.

The company generated $1.6 million in positive cash flow from operating activities during the second quarter of 2008, and total cash reserves at the end of the second quarter of 2008 increased to $21.5 million.

Management Comments

“In view of the downturn being experienced by our industry, our on going cost control measures continued to prove their effectiveness in the current quarter”, said Gabi Seligsohn, President and CEO of Nova. “We are continuing to make progress with our penetration of the Stand Alone Optical CD market. During the quarter we concluded successful stand alone evaluations at two different Fabs, and we are now beginning to recognize revenues from the sales of these systems. In parallel to this success, proving the strong capabilities and the growing interest for our stand alone metrology products, we placed new evaluation systems at two additional customer sites.”

“Although the current weak market conditions appear likely to persist until the end of the year, we are taking advantage and enhancing our market position by developing new applications and penetrating new customers. We believe that our strong execution and tight cost controls, combined with our solid progress in the Stand Alone Optical CD area, will help us to outperform the industry, and emerge from the downturn a stronger Company, with improved revenue mix and customer presence, and a broader suite of products and applications.”

The Company will host a conference call today, August 5, 2008, at 11:00am ET. To participate, please dial in the US: 1-866-345-5855; or internationally: +972 3 918 0610. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, the conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for inventory write-off, stock-based compensation and impairment charges and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges considered by management to be outside Nova’s ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008, as amended.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30,	As of December 31,
	2008	2007

CURRENT ASSETS
Cash and cash equivalents	13,744	15,324
Short-term interest bearing bank deposits	72	-
Held to maturity securities	5,844	2,251
Trade accounts receivable	5,040	9,146
Inventories	9,473	8,524
Other current assets	1,905	1,703

	36,078	36,948

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	611	2,245
Long-term investments	1,240	1,562
Held to maturity securities	-	1,489
Other Long-term assets	169	169
Severance pay funds	2,719	2,488

	4,739	7,953

FIXED ASSETS, NET	3,091	3,484

Total assets	43,908	48,385

CURRENT LIABILITIES
Trade accounts payable	4,410	7,482
Deferred income	1,908	1,496
Other current liabilities	6,289	7,310

	12,607	16,288

LONG-TERM LIABILITIES
Liability for employee severance pay	3,836	3,561
Deferred income	1,042	901
Other long-term liability	56	51

	4,934	4,513

SHAREHOLDERS' EQUITY	26,367	27,584

Total liabilities and shareholders' equity	43,908	48,385

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Q2-2008	Q1-2008	Q2-2007

REVENUES
Product sales	7,496	9,614	12,128
Services	3,594	3,197	2,682

	11,090	12,811	14,810

COST OF REVENUES
Product sales	3,524	4,488	5,522
Services	3,250	3,157	2,547

	6,774	7,645	8,069

GROSS PROFIT	4,316	5,166	6,741

OPERATING EXPENSES
Research & Development expenses, net	2,177	1,905	2,203
Sales & Marketing expenses	2,042	2,440	2,528
General & Administration expenses	797	904	1,159
Impairment loss on equipment related to Hypernex
assets and liabilities acquisition	633	-	-

	5,649	5,249	5,890

OPERATING INCOME (LOSS)	(1,333)	(83)	851

INTEREST INCOME, NET	66	124	220

NET INCOME (LOSS) FOR THE PERIOD	(1,267)	41	1,071

Net income (loss) per share:
Basic	(0.07)	0.00	0.06

Diluted		0.00	0.05

Shares used for calculation of net income (loss) per
share:
Basic	19,378	19,338	18,904

Diluted		19,541	19,652

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six-months ended
	June 30, 2008	June 30, 2007

REVENUES
Product sales	17,110	22,571
Services	6,791	5,606

	23,901	28,177

COST OF REVENUES
Product sales	8,012	10,390
Services	6,407	5,213

	14,419	15,603

GROSS PROFIT	9,482	12,574

OPERATING EXPENSES
Research & Development expenses, net	4,082	4,536
Sales & Marketing expenses	4,482	4,726
General & Administration expenses	1,701	3,271
Impairment loss on equipment related to Hypernex assets and
liabilities acquisition	633	-

	10,898	12,533

OPERATING INCOME (LOSS)	(1,416)	41

INTEREST INCOME, NET	190	389

NET INCOME (LOSS) FOR THE PERIOD	(1,226)	430

Net income (loss) per share:
Basic	(0.06)	0.02

Diluted		0.02

Shares used for calculation of net income (loss) per share:
Basic	19,356	18,072

Diluted		18,784

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2008	2008	2007

CASH FLOW - OPERATING ACTIVITIES

Net income (loss) for the period	(1,267)	41	1,071
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	315	365	455
Amortization of deferred stock-based
compensation	155	164	259
Increase in liability for employee termination benefits, net	68	59	67
Impairment loss on equipment	633	-	-

Net recognized losses (gains) on investments	2	12	(57)
Decrease in trade accounts receivables	3,331	775	67
Decrease (increase) in inventories	228	(1,360)	(239)
Decrease (increase) in other current and long term assets	758	(865)	(181)
Decrease in trade accounts payables and other long term liabilities	(2,415)	(652)	(1,158)
Decrease in current liabilities	(974)	(225)	(4,815)
Increase (decrease) in short and long term deferred income	722	(169)	3,404

Net cash from (used in) operating activities	1,557	(1,854)	(1,127)

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(72)	-	66
Increase in short-term investments	-	-	(2,177)
Proceeds from held to maturity securities	11,068	2,205	1,574
Proceeds from long-term deposits	696	938	498
Investment in held to maturity securities	(9,654)	(5,736)	(485)
Additions to fixed assets	(183)	(557)	(149)

Net cash from (used in) investment activities	1,855	(3,150)	(673)

CASH FLOW - FINANCING ACTIVITIES

Shares issued under employee share-based plans	-	12	397

Net cash from financing activities	-	12	397

Increase (decrease) in cash and cash equivalents	3,412	(4,992)	(1,403)
Cash and cash equivalents - beginning of period	10,332	15,324	7,657

Cash and cash equivalents - end of period	13,744	10,332	6,254

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six months ended
	June 30, 2008	June 30, 2007

CASH FLOW - OPERATING ACTIVITIES

Net income (loss) for the period	(1,226)	430
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	682	892
Amortization of deferred stock-based compensation	319	523
Increase in liability for employee termination benefits, net	127	71
Impairment loss on equipment	633	-

Net recognized losses (gains) on investments	13	(116)
Decrease in trade accounts receivables	4,106	1,523
Increase in inventories	(1,131)	(798)
Decrease (increase) in other current and long term assets	(107)	71
Decrease in trade accounts payables and other long term liabilities	(3,067)	(1,330)
Decrease in current liabilities	(1,199)	(4,749)
Increase in short and long term deferred income	553	3,321

Net cash used in operating activities	(297)	(162)

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(72)	349
Increase in short-term investments	-	(4,777)
Proceeds from held to maturity securities	13,273	2,425
Proceeds from long-term deposits	1,634	1,005
Investment in held to maturity securities	(15,390)	(1,981)
Additions to fixed assets	(739)	(250)

Net cash used in investment activities	(1,295)	(3,229)

CASH FLOW - FINANCING ACTIVITIES

Shares issued in private placement	-	4,982
Shares issued under employee share-based plans	12	487

Net cash from financing activities	12	5,469

Increase (decrease) in cash and cash equivalents	(1,580)	2,078
Cash and cash equivalents - beginning of period	15,324	4,176

Cash and cash equivalents - end of period	13,744	6,254

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2008	2008	2007

GAAP Net income (loss) for the quarter	(1,267)	41	1,071

Non-GAAP Adjustments:
Stock based compensation expenses	155	164	259
Amortization of intangible assets	-	-	109
Impairment loss on equipment related to Hypernex
assets and liabilities acquisition	633	-	-

Non-GAAP Net income (loss) for the quarter	(479)	205	1,439

Non-GAAP net income (loss) per share:
Basic	(0.02)	0.01	0.08

Diluted		0.01	0.07

Shares used for calculation of non-GAAP net income
(loss) per share:
Basic	19,378	19,338	18,904

Diluted		19,541	19,652

	Six months ended
	June 30,	June 30,
	2008	2007

GAAP Net income (loss) for the quarter	(1,226)	430

Non-GAAP Adjustments:
Stock based compensation expenses	319	523
Amortization of intangible assets	-	216
Impairment loss on equipment related to Hypernex
assets and liabilities acquisition	633	-

Non-GAAP Net income (loss) for the quarter	(274)	1,169

Non-GAAP net income (loss) per share:
Basic	(0.01)	0.06

Diluted		0.06

Shares used for calculation of non-GAAP net income
(loss) per share:
Basic	19,356	18,072

Diluted		18,784